QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2015 and 2014
(Unaudited)

(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51‐102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim financial statements for Qwick Media Inc. (the “Company”) have been prepared by management. The Company’s Audit Committee and Board of Directors have reviewed and approved these consolidated interim financial statements. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed a review of these consolidated interim financial statements.

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	SEPTEMBER 30,	DECEMBER 31,
	2015	2014
	(Unaudited)
ASSETS

Current
Cash	$132,302	$129,319
Receivables	15,185	218,740
Loan receivable	–	97,672
Accrued interest receivable	–	3,879
Inventory	196,715	114,694
Prepaid expenses	43,234	25,842
Total Current Assets	387,436	590,146

Property and equipment	25,772	23,457

Intangible assets	103,835	–

Total Assets	$517,043	$613,603

LIABILITIES

Current
Accounts payable and accrued liabilities	$202,401	$105,637
Due to related parties	6,602,322	6,340,101
Loans payable to related parties	433,028	–
Accrued dividends payable	734,228	632,830
Total Liabilities	7,971,979	7,078,568

Redeemable Preferred Stock	2,027,945	2,027,945

STOCKHOLDERS’ DEFICIENCY

Common Stock Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors. Issued: 71,128,456 common shares at September 30, 2015 and December 31, 2014	71,128	71,128

Additional Paid-in Capital	5,005,273	4,881,391

Deficit	(14,559,282)	(13,445,429)
Total Stockholders’ Deficiency	(9,482,881)	(8,492,910)

Total Liabilities and Stockholders’ Deficiency	$517,043	$613,603

Going Concern, Commitments and Contractual Obligations (Notes 2 and 12)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)
(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014

Revenue	$12,928	$4,936	$28,578	$47,129

Expenses
Advertising and promotion	2,107	5,578	2,107	8,171
Amortization	4,357	10,025	9,324	23,927
Consulting fees	111,367	8,637	137,329	46,273
Filing fees	1,627	(372)	17,358	4,606
Foreign exchange	(159,945)	(3,911)	(259,844)	108,175
Interest and bank charges	749	52,490	104,842	156,355
Inventory costs	13,010	79	37,298	33,019
Management fees	34,854	71,628	129,077	213,894
Office and administrative	26,342	52,558	128,789	189,813
Professional fees	11,808	19,939	56,750	106,943
Rent	35,750	45,500	112,437	162,433
Salaries, wages and benefits	169,948	260,157	651,910	791,663
Travel	7,198	45,887	15,456	78,801
Total Expenses	259,172	568,195	1,142,833	1,924,073

Operating Loss	$(246,244)	$(563,259)	$(1,114,255)	$(1,876,944)
Other Income
Interest income	77	–	402	–
Net Loss For The Period	$(246,167)	$(563,259)	$(1,113,853)	$(1,876,944)

Basic And Diluted Loss Per Common Share	$(0.00)	$(0.01)	$(0.02)	$(0.03)

Weighted Average Number Of Common Shares Outstanding	71,128,456	71,128,456	71,128,456	71,128,456

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(Unaudited)

	NINE MONTHS ENDED SEPTEMBER 30,
	2015		2014

Cash Flows (Used In) Provided By:
Operating Activities
Net loss for the period		$(1,113,853)		$(1,876,944)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		9,324		23,927
Stock-based compensation		123,882		37,225
Inventory obsolescence		26,760		–

Changes in operating assets and liabilities:
Receivables		203,555		(14,202)
Loans receivable		16,026		–
Prepaid expenses		(17,392)		(34,766)
Inventory		(108,781)		12,200
Due to related parties		262,221		1,624,659
Accrued dividends payable		101,398		151,680
Accounts payable and accrued liabilities		96,764		29,193
Net cash (used in) provided by operating activities		(400,096)		(47,028)

Investing Activities
Cash paid to acquire business		(27,850)		−
Loan receivable		–		(32,607)
Purchase of property and equipment		(2,099)		(572)
Net cash (used in) investing activities		(29,949)		(33,179)

Financing Activities
Proceeds from loans payable		433,028		−
Net cash provided by financing activities		433,028		−

Net Increase (Decrease) in Cash		2,983		(80,207)

Cash, Beginning Of Period		129,319		241,327

Cash, End Of Period		$132,302		$161,120

Non-cash Investing Activities
Assets acquired through settlement of notes receivable		$85,525	$	−

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−
Income taxes paid	$	−	$	−

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(Unaudited)
 (Stated in U.S. Dollars)

1.    BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Qwick Media Inc. (the “Company”) as of September 30, 2015 included herein have been prepared without audit pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2014 audited consolidated financial statements and notes thereto. The operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc. (“Qeyos”), incorporated in British Columbia, Canada, and Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), incorporated in China. The Company’s fiscal year-end is December 31. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014.

 The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2014.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of accounts receivable and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.

2.    NATURE OF OPERATIONS AND GOING CONCERN

a)      Organization

The Company is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Provinces of British Columbia and Ontario, Canada. The Company’s principal executive offices are located in Vancouver, British Columbia. Its registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada.  Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington.  Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands.  Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer in the United States.

On October 6, 2009, the Company changed its name from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.”.  On June 22, 2010, the Company changed its name to “Qwick Media Inc.”.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(Unaudited)
 (Stated in U.S. Dollars)

2.      NATURE OF OPERATIONS AND GOING CONCERN (Continued)

On January 28, 2011, the Company completed the acquisition of Qeyos, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 common shares of the Company on the basis of one common share of the Company for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.

For accounting purposes, the acquisition was accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company was also the chief executive officer and controlling shareholder of Qeyos. Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. The Company’s consolidated financial statements and reported results of operations reflect these carryover values, and its reported results of operations and stockholders’ equity have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.

On April 19, 2011, the Company incorporated Wuxi, an indirect wholly-owned subsidiary of the Company, in China.

For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

b)    Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $14,559,282 as at September 30, 2015. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional financing, potentially through private placements and the issuance of promissory notes, but there is no assurance that such financing will be available on acceptable terms or at all. This raises substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence..

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)     Intangible Assets

Patents, trademarks and other rights have been capitalized in accordance with Accounting Standards Codification (“ASC”) 350-40 “Intangibles – Goodwill and Other – Internal-Use Software.” Amortization is calculated on a straight line basis over an estimated useful life of 10 years.

If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying value over the fair value of the asset.

b)    Impairment of Long-Lived Assets

In accordance with ASC 360, “Property, Plant, and Equipment”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

4.      ACQUISITION OF WATERFILLZ

On June 25, 2014, the Company advanced $47,310 (CAD$60,000) to Safestar Products Company Limited (operating under the name “Waterfillz”) pursuant to a promissory note and general security agreement. Waterfillz produces water delivery system kiosks that manage large volume water provision in high traffic areas. On October 3, 2014, the Company further advanced $42,034 (CAD$53,309) to Waterfillz.  The loans bore interest at 12% per annum payable monthly, and were due on July 1, 2015.

On January 12, 2015, the Company provided Notices of Intention to Enforce Security to Waterfillz, which made an assignment under the Bankruptcy and Insolvency Act (Canada) on or about February 4, 2015. On March 9, 2015, the Company appointed a receiver under the general security agreement made between the Company and Waterfillz. On April 9, 2015, the Company made an offer to purchase all of the Waterfillz assets, including certain intellectual property, tradename and design patents.  On April 17, 2015, the receiver accepted the Company’s offer for a purchase price of $112,990 (CAD$142,000) by debt settlement of the principal amount plus accrued interest.  On April 30, 2015, the Company completed the acquisition.  The Company assessed the transaction and determined that the acquisition constituted an acquisition of Waterfillz under ASC 805 “Business Combinations”.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

	$
Property, plant and equipment		5,570
Intangible assets		107,420

Total purchase price		112,990

Of the $107,420 of acquired intangible assets, $78,214 was assigned to registered trademarks, $21,818 was assigned to patents and $7,388 was assigned to intellectual property that was recognized at fair value on the acquisition date. The acquired intangible assets are subject to a useful life of approximately 10 years.

The amounts of revenue and losses of Waterfillz included in the Company’s consolidated statement of operations from the acquisition date to the period ending September 30, 2015 are as follows:

	$
Revenue		−
Losses		48,295

The Company has not included pro forma consolidated disclosures as the acquisition of Waterfillz did not represent a material business acquisition.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(Unaudited)
 (Stated in U.S. Dollars)

5.      INVENTORY

	September 30, 2015	December 31, 2014
Computers	$23,674	$28,979
Monitors	64,096	66,747
Printers	868	1,398
Parts and enclosures	97,599	3,855
General	10,478	13,715
	$196,715	$114,694

6.      PROPERTY AND EQUIPMENT
	September 30, 2015
	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$38,713	$34,992	$3,721
Computer software	1,950	1,633	317
Office furniture	26,972	19,373	7,599
Equipment	44,684	30,549	14,135

	$112,319	$86,547	$25,772

	December 31, 2014
	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$38,713	$33,888	$4,825
Computer software	1,950	1,447	503
Office furniture	21,012	17,073	3,939
Equipment	42,590	28,400	14,190

	$104,265	$80,808	$23,457

7.      Intangible Assets
	September 30, 2015
	Cost	Accumulated Amortization	Net Book Value
Trademarks	$78,214	$2,613	$75,601
Patents	21,818	726	21,092
Intellectual property	7,388	246	7,142

	$107,420	$3,585	$103,835

The Company did not have any intangible assets at December 31, 2014

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(Unaudited)
 (Stated in U.S. Dollars)

8.     RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the nine months ended September 30, 2015, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at September 30, 2015 that are not otherwise disclosed elsewhere:

a)
The Company paid management fees of $129,077 (2014 - $172,768) to companies controlled by a director and officers; and salaries of $35,595 (2014 - $NIL) to a spouse of an officer of the Company for the nine months ended September 30, 2015.

b)	The Company recorded stock-based compensation of $123,882 (2014 - $37,216) as consulting fees paid to directors and officers for the nine months ended September 30, 2015.

c)	As of September 30, 2015, amounts owing to related parties consists of $6,602,322 (December 31, 2014 – $6,340,101) owed to a director and companies controlled by a director.

d)
As of September 30, 2015, the Company had recorded in accounts payable and accrued liabilities, (i) $7,055 (December 31, 2014 - $16,292) owed to a company controlled by a director; (ii) $5,879 owed to a company controlled by an officer (December 31, 2014 - $NIL); (iii) $3,702 (December 31, 2014 - $NIL) owed to a director; and (iv) $906 (December 31, 2014 - $NIL) to an officer. The amounts owed are unsecured, non-interest bearing and due on demand.

e)
During the nine months ended September 30, 2015, the President of the Company advanced $186,650 (CAD$250,000) and directors of the Company advanced $246,378 (CAD$330,000).  At September 30, 2015, the advances are unsecured, non-interest bearing and due on demand.  The Company intends to secure the loans through the issuance of convertible debentures.  Please refer to Note 9.

9.     LOANS PAYABLE TO RELATED PARTIES

On August 5, 2015, the Company announced a private placement financing of convertible debentures to raise gross proceeds of up to CAD$3,000,000. The debentures are expected to be secured by a charge over all of the assets of the Company and its wholly-owned subsidiary, Qeyos, will bear interest at the rate of 10% per annum and will have a maturity date of three years from the date of issuance. The debentures will be convertible, at the option of the holder, into common shares of the Company at an expected conversion price of CAD$0.20 per share, subject to adjustment. In addition, 20% of the proceeds received by the Company from the sale of each debenture will be placed in a segregated escrow bank account by the Company, to be used solely to pay interest payable per annum on the principal amount of such debenture, unless waived by the applicable subscriber.

The financing is expected to close in multiple tranches, with the first tranche now expected to close on or about November 15, 2015. At September 30, 2015, the Company had received proceeds of CAD$250,000 from the President of the Company; CAD$30,000 from a director of the Company; and CAD$300,000 from another director of the Company.

For the purpose of freeing up additional working capital to the Company, each of the foregoing subscribers to the first tranche of financing in the total principal amount of $580,000 have waived their respective individual right to accrue interest on the principal amounts so advanced to and including December 31, 2015.  As such the first tranche of financing shall be non-interest bearing until the Company’s fiscal year end.  In addition, each of the foregoing subscribers to the first tranche of financing have further waived their respective individual right to require the Company to hold the above mentioned amount of 20% of the proceeds from the sale of each debenture in the first tranche of financing in an interest reserve account.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(Unaudited)
 (Stated in U.S. Dollars)

10.   STOCK OPTIONS

The Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 common shares to its officers, directors, employees and consultants.

On August 5, 2015, the Company issued 300,000 stock options to a director of the Company, each of which is exercisable into one common share of the Company at a price of $0.20 per share until July 31, 2020.  These options will vest as follows: 100,000 on July 31, 2015, 100,000 on July 31, 2016 and 100,000 on July 31, 2017.

On September 4, 2015, the Company issued 1,000,000 stock options to an officer of the Company, each of which is exercisable into one common share of the Company at a price of $0.20 per share until August 6, 2020.  These options will vest as follows: 500,000 on September 4, 2015, 250,000 on September 4, 2016 and 250,000 on September 4, 2017.

During the nine months ended September 30, 2015, the Company recorded stock-based compensation of $123,882 (2014 - $37,255) as consulting expense related to the vesting of stock options.

The following table summarizes the continuity of the Company’s stock options:
	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)

Outstanding, December 31, 2014	2,550,000	$0.22	1.75
Granted during period	1,300,000	$0.20
Expired during the period	(75,000)	$0.60
Outstanding, September 30, 2015	3,775,000	$0.21	2.36

Exercisable, September 30, 2015	2,875,000	$0.21	1.67

A summary of the status of the Company’s non-vested options and changes are presented below:
	Number of Options	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2014	400,000	$0.11
Additional non-vested granted during period	700,000	$0.16
Vested during the period	(200,000)	$0.15

Non-vested at September 30, 2015	900,000	$0.15

As at September 30, 2015, there was $104,563 (December 31, 2014 – $22,557) in total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted average period of 1.93 years.

As at September 30, 2015, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
75,000	$0.60	November 30, 2015
1,800,000	$0.20	December 29, 2015
600,000	$0.20	April 30, 2019
300,000	$0.20	July 31, 2020
1,000,000	$0.20	September 4, 2020
3,775,000

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(Unaudited)
 (Stated in U.S. Dollars)

11.	REDEEMABLE PREFERRED STOCK

On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares (the “Class A Shares”). The principal terms of the Class A Shares are as follows:

Voting rights – The Class A Shares have voting rights (one vote per share) equal to those of the Company’s common stock.

Dividend rights –The Class A Shares carried a cumulative cash dividend of 10% per annum, which has been retroactively suspended as of July 1, 2015.  The accrued dividends payable up to and including June 30, 2015 are classified as interest expense in the statements of operations.

Conversion rights – The holders of the Class A Shares have the right to convert the Class A Shares, from time to time, at the option of the holder, into one common share until July 31, 2015. No shares have been converted and the conversion rights have expired.

Redemption rights – At any time, the holders of the Class A Shares may elect to have the Company redeem the Class A Shares for an amount equal to $1.00 per share. At any time, the Company may redeem the Class A Shares for an amount equal to $1.00 per share.

The Company has classified the Class A Shares as a liability because they are redeemable beyond the control of the Company.

During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company’s President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon held by the related party into an aggregate of 1,027,945 Class A Shares, at a conversion price of $1.00 per Class A Share.  As at December 31, 2014, the holder of the Class A Shares had agreed to not exercise the retractable rights to have the Company redeem the Class A Shares for the next 2 years.

12.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below.  Management services provided are on a month-to-month basis.

The Company has entered into leases for the provision of facility space until August 31, 2017, and continued on a month-to-month basis.  The Company’s future minimum lease payments for the premise leases are as follows:

Fiscal year ending December 31, 2015	$ 14,666 (Cdn $ 19,644)
Fiscal year ending December 31, 2016	57,028 (Cdn $ 76,384)
Fiscal year ending December 31, 2017	35,837 (Cdn $ 48,000)
Total	$107,531 (Cdn $144,028)

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(Unaudited)
 (Stated in U.S. Dollars)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of September 30, 2015, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

SEPTEMBER 30, 2015	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$132,302	$132,302	$132,302

DECEMBER 31, 2014	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$129,319	$129,319	$129,319

Due to the nature of cash, accounts payable and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

14.	SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.